SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10 December 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Number	Exhibit Description
99.1	Partial Result - Tender Offer dated 25 November 2004
99.2	Director Shareholding dated 29 November 2004
99.3	Transaction in Own Shares dated 30 November 2004
99.4	Transaction in Own Shares dated 01 December 2004
99.5	Director Shareholding dated 02 December 2004
99.6	Transaction in Own Shares dated 02 December 2004
99.7	Transaction in Own Shares dated 03 December 2004
99.8	Brand Seminar dated 07 December 2004
99.9	Holding(s) in Company dated 09 December 2004

Exhibit 99.1

InterContinental Hotels Group PLC
25 November 2004

InterContinental Hotels Group PLC
Announcement of Partial Result of Tender Offer

€600,000,000 4.75 per cent. Notes due 20 October 2010
(ISIN: XS0178293196; Common Code: 017829319)
(the "Notes")

NOTICE IS HEREBY GIVEN that, further to the Notice of Terms of Tender Offer (the "Tender Offer Notice") issued by the Company to the holders of the Notes (the "Noteholders") on 11 November 2004, the Early Tender Deadline referred to in the Tender Offer Notice expired at 5.00 p.m. (CET) (4.00 p.m. (GMT)) on 24 November 2004. As at the expiry of the Early Tender Deadline, the Company had received Acceptance Notices in respect of €564,234,000 (94.039 per cent.) of the Notes outstanding.

The Tender Offer will expire at 5.00 p.m. (CET) (4.00 p.m. (GMT)) on 3 December 2004 unless the period for the Tender Offer is extended as described in the Tender Offer Notice (subject always to the right of the Company to terminate or withdraw the Tender Offer at any time prior to the conditions of the Tender Offer being satisfied or waived in full). Noteholders who have lodged valid Acceptance Notices prior to the Early Tender Deadline will receive the full tender price, with those responding thereafter receiving a reduced tender price.

A further notice will be published on or about 7 December 2004.

The Issuing and Paying Agent with respect to the Notes and the Tender Agent with respect to the Tender Offer are as follows:

TENDER AGENT

HSBC Bank plc
8 Canada Square
London E14 5HQ

ISSUING AND PAYING AGENT

HSBC Bank plc
8 Canada Square
London E14 5HQ

The Lead Dealer Manager with respect to the Tender Offer is as follows:

LEAD DEALER MANAGER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

For further information, please contact:

IHG Contacts

Investor Relations:	+44 (0) 1753 410 176
Media relations:	+44 (0) 7808 094 471
Bondholder Contact for the 2010 Tender Offer
Lead Dealer Manager	JPMorgan
John Cavanagh: +44 (0) 20 7742 7506

Dated 25 November 2004

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required by the Company, J.P. Morgan Securities Ltd., Barclays Capital and HSBC Bank plc to inform themselves about, and to observe, any such restrictions.

This announcement does not constitute, or form part of, any solicitation of any offer or invitation to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the Tender Offer are sought by this announcement.

The Tender Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of the Notes in any jurisdiction in which the making or tender thereof will not be in compliance with the laws of such jurisdiction. Please refer to the Notice of Terms of Tender Offer dated 11 November 2004 for details of further restrictions relating to the Tender Offer.

The Tender Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this document and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America. Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid. The Tender Agent will not accept any tender on behalf of the Company by any such use, means, instrumentality of facility of from within the United States. Any Noteholder who holds its notes through a custodian in the United States should contact the Lead Dealer Manager, J.P. Morgan Securities Ltd.

The Tender Offer is not being made in the Republic of Italy ("Italy") and the Tender Offer Notice has not been submitted to the clearance procedure of Commissione Nazionale per le Societa e la Borsa pursuant to Italian laws and regulations and may not be used in Italy in connection with the Tender Offer. Accordingly, holders of Notes are hereby notified that, to the extent such holders are Italian residents or located in the Republic of Italy, the Tender Offer is not available to them and, as such, any tenders received from such persons shall be void and neither the tender offer document nor any other material relating to the Tender Offer may be distributed or made available in Italy.

Exhibit 99.2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director

David Gordon Comyn Webster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Gordon Comyn Webster

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

9,180

8. Percentage of issued class

Negligible

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of £1.00 each

12. Price per share

£6.695 (3,640 shares)
£6.715 (5,540 shares)

13. Date of transaction

26 November 2004

14. Date company informed

26 November 2004

15. Total holding following this notification

15,004

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Catherine Engmann, 01753 410 243

25. Name and signature of authorised company official responsible for making this notification

Catherine Engmann

Date of Notification

29 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.3

30th November 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 150,000 of its ordinary shares at a price of 668.1695p per share.

Exhibit 99.4

1st December 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 200,000 of its ordinary shares at a price of 672.1p per share.

Exhibit 99.5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not directors) under an Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

10,000

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of £1.00 each

12. Price per share

N/A

13. Date of transactions

2 December 2004

14. Date company informed

2 December 2004

15. Total holding in the Trust following this notification

2,793,272 Ordinary shares

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle
Company Secretarial Assistant

Date of Notification

2 December 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.6

2nd December 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 200,000 of its ordinary shares at a price of 672.91p per share.

Exhibit 99.7

3rd December 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 199,981 of its ordinary shares at a price of 666.675p per share.

Exhibit 99.8

7 December 2004

INTERCONTINENTAL HOTELS GROUP - BRAND SEMINAR

InterContinental Hotels Group (IHG) are holding a two day brand seminar in Atlanta, Georgia, starting today, Tuesday 7 December.

The focus of the seminar will be the seven hotel brands that IHG operates and the strategy for the Group in the Americas region. Current trading will not be discussed and all materials used at the seminar will be available on the IHG website at www.ihgplc.com from Thursday 9 December.

InterContinental Hotels Group PLC contacts

Media Relations: Leslie McGibbon +44 (0) 1753 410425
Investor Relations: +44 (0) 1753 410176

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 536,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty program, Priority Club® Rewards, with more than 23 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

Exhibit 99.9

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Legal & General Group plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fund	Holding
HSBC Global Custody Nominee (UK) Ltd A/C 914945	259,641
HSBC Global Custody Nominee (UK) Ltd A/C 923363	138,731
HSBC Global Custody Nominee (UK) Ltd A/C 775237	53,664
HSBC Global Custody Nominee (UK) Ltd A/C 942199	274,119
HSBC Global Custody Nominee (UK) Ltd A/C 942229	338,769
HSBC Global Custody Nominee (UK) Ltd A/C 942217	339,881
HSBC Global Custody Nominee (UK) Ltd A/C 942205	444,716
HSBC Global Custody Nominee (UK) Ltd A/C 942175	309,170
HSBC Global Custody Nominee (UK) Ltd A/C 942187	341,814
HSBC Global Custody Nominee (UK) Ltd A/C 775245	2,998,462
HSBC Global Custody Nominee (UK) Ltd A/C 130007	75,133
HSBC Global Custody Nominee (UK) Ltd A/C 770286	152,694
HSBC Global Custody Nominee (UK) Ltd A/C 357206	18,455,334
HSBC Global Custody Nominee (UK) Ltd A/C 866197	113,574
HSBC Global Custody Nominee (UK) Ltd A/C 904332	98,318
HSBC Global Custody Nominee (UK) Ltd A/C 916681	36,513
HSBC Global Custody Nominee (UK) Ltd A/C 922437	3,700
HSBC Global Custody Nominee (UK) Ltd A/C 754612	534,911
HSBC Global Custody Nominee (UK) Ltd A/C 361602	25,145
HSBC Global Custody Nominee (UK) Ltd A/C 282605	818,464
HSBC Global Custody Nominee (UK) Ltd A/C 360509	1,008,559
HSBC Global Custody Nominee (UK) Ltd A/C 766793	121,629
HSBC Global Custody Nominee (UK) Ltd A/C 824434	23,803
HSBC Global Custody Nominee (UK) Ltd A/C 924422	174,468
Total	27,141,212

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of £1 each

10) Date of transaction

7 December 2004

11) Date company informed

9 December 2004

12) Total holding following this notification

27,141,212 (including both ADR and ordinary shares)

13) Total percentage holding of issued class following this notification

3.89%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

9 December 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	10 December 2004